Exhibit (a)(55)

Exhibit (d)(39)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

ALAN G. STEVENS, Individually and on Behalf of All Others Similarly Situated,

Plaintiff,

v.	10 Civ. 4481 (SHS)

SEMBCORP UTILITIES PTE LTD.,

Defendant.

SEMBCORP UTILITIES PTE LTD.’S OPPOSITION

TO ALAN G. STEVENS’ MOTION FOR

A TEMPORARY RESTRAINING ORDER AND PRELIMINARY INJUNCTION AND

HIS MOTION FOR EXPEDITED DISCOVERY AND FOR SETTING A HEARING ON

PLAINTIFF’S MOTION FOR A PRELIMINARY INJUNCTION

William E. Wallace III

Anthony M. Candido

Laura J. McLaren

CLIFFORD CHANCE US LLP

31 West 52nd Street

New York, New York 10019

Tel: 212-878-8000

Fax: 212-878-8375

Attorneys for Defendants

Sembcorp Utilities Pte Ltd.

Dated: June 17, 2010

TABLE OF CONTENTS

		Page

PRELIMINARY STATEMENT		1

BACKGROUND		3

I.	The Parties	3

	A. Alan G. Stevens	3

	B. Sembcorp	4

II.	The Two-Year Effort of Cascal’s Majority Shareholder to Sell Its Stake	4

III.	Sembcorp’s Agreement with Biwater and 13D Filing	5

IV.	Cascal’s U.S. Litigation, Which Cascal Voluntarily Dismissed After Judge Kaplan Denied Its Request for a Preliminary Injunction	6

V.	The Dutch Litigation	7

VI.	Semcorp’s Disclosure Filings	7

VII.	The Stevens Complaint	9

ARGUMENT		9

I.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Mr. Stevens’ Underlying Claims Against Sembcorp Are Facially Deficient	10

	1. Information About Financial Projections That Sembcorp Already Disclosed	13

	2. Immaterial Detail About the Back and Forth of Negotiations	16

	3. Sembcorp’s State of Mind About the Negotiations and the Transaction	18

	4. Biwater’s State of Mind About the Negotiations and the Transaction	19

	5. “Potential” Conflicts of Interest Already in the Public Record	20

	6. Aspects of Judge Kaplan’s Public Decision in the Cascal Litigation	20

II.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Mr. Stevens (and Other Shareholders) Will Suffer No Irreparable Harm from the Tender Offer	21

III.	The Balance of Hardships Favors Denying Any Temporary Restraining Order or Preliminary Injunctive Relief	23

CONCLUSION		25

- i -

TABLE OF AUTHORITIES

Page(s)

Cases

Gold Fields Ltd. v. Harmony Gold Mining Co.,
2004 WL 2710030 (S.D.N.Y. Nov. 23, 2004)	22

Hanson Trust PLC v. SCM Corp.,
774 F.2d 47 (2d Cir. 1985)	9

lavarone v. Raymond Keyes Assocs.,
733 F. Supp. 727 (S.D.N.Y. 1990)	21,22

In re Adelphia Commc’ns. Corp.,
361 B.R. 337 (S.D.N.Y.), appeal dismissed, 367 B.R. 84 and 371 B.R. 660 (2007)	24

In re Center line Holdings Co. Sec. Litig.,
678 F. Supp.2d 150 (S.D.N.Y. 2009), aff’d, 2010 WL 2303312 (2d Cir. Jun. 9, 2010)	11

In re Countrywide Financial Corp. Deriv. Litig.,
542 F. Supp. 2d 1160 (C.D. Cal. 2008)	25

In re Digital Island Sec. Litig.,
223 F. Supp. 2d 546 (D. Del. 2002), aff’d 357 F.3d 233 (3d Cir. 2004)	12

In re Ivan F. Boesky Sec. Litig.,
36 F.3d 255 (2d Cir. 1994)	18, 19

In re Net smart Technologies, Inc., Shareholders Litig.,
924 A.2d 171 (Del. Ch. 2007)	12

In re Time Warner Inc. Sec. Litig.,
9 F.3d 259 (2d Cir. 1993)	11

Jackson Dairy, Inc. v. H. P. Hood & Sons, Inc,
596 F.2d 70 (2d Cir. 1979)	22

John Labatt Ltd. v. Onex Corp.,
890 F. Supp. 235 (S.D.N.Y. 1995)	9, 22

Lerner v. FNB Rochester Corp.,
841 F. Supp. 97 (W.D.N.Y. 1993)	12

- ii -

Page(s)

Litton Indus., Inc. v. Lehman Bros. Kuhn Loeb Inc.,
967 F.2d 742 (2d Cir. 1992)	19

Majorica, S.A. v. R.H. Macy & Co., Inc.,
762 F.2d 7 (2d Cir.1985)	10

Marvyn Gould v. American Hawaiian Steamship,
535 F.2d 716 (3d Cir. 1976)	20

Mills v. Electric Auto-Lite Co.,
396 U.S. 375 (1970)	20

Ranger Oil Ltd. v. Petrobank Energy and Resources, Ltd.
2000 WL 33115906 (S.D.N.Y. May 23, 2000)	22

Raybestos-Manhattan. v. Hi-Shear Indus. Inc.,
503 F. Supp. 1122 (E.D.N.Y. 1980)	24

Rondeau v. Mosinee Paper Corp.,
422 U.S. 49 (1975)	22

Schmidt v. Enertec Corp.,
598 F.Supp. 1528 (S.D.N.Y. 1984)	21, 22

S.E.C. v. Falstaff Brewing Corp.,
629 F.2d 62 (D.C. Cir. 1980)	20

Sheehan v. Little Switzerland, Inc.,
136 F. Supp. 2d 301 (D. Del. 2001)	12

Skydell v. Ares-Serono,
892 F. Supp. 498 (S.D.N.Y. 1995)	16

Sonesta Int’l Hotels Crp. v. Wellington Assocs.,
483 F.2d 247 (2d Cir. 1973)	22

Tang Capital Partners, LP v. Cell Therapeutics, Inc.,
591 F. Supp. 2d 666 (S.D.N.Y. 2008)	9

Telenor East Invest AS v. Altimo Holdings & Invs. Ltd.,
567 F. Supp.2d 432 (S.D.N.Y. 2008)	16

Tel labs, Inc. v. Makor Issues & Rights, Ltd.,
551 U.S. 308 (2007)	21

- iii -

Page(s)

TSC Indus., Inc. v. Northway, Inc.,
426 U.S. 438 (1978)	12, 16

United States v. Smith,
155 F.3d 1051 (9th Cir. 1998)	12

Statutes and Rules

15 U.S. C. §78u-4(b)	21

15 U.S.C. § 78u-4(b)(3)(B)	25

Fed. R. Civ. P. 41(a)(1)(A)	7

Fed. R. Civ. R. 65 (c)	24

17 C.F.R. § 229	12

- iv -

Defendant Sembcorp Utilities Pte Ltd. (“Sembcorp”) respectfully submits this Opposition to Plaintiff Alan G. Stevens’ Motion for a Temporary Restraining Order (the “Motion”) pursuant to Federal Rule of Civil Procedure 65 and his Motion for Expedited Discovery and Setting a Hearing on Plaintiff’s Motion for a Preliminary Injunction.1

PRELIMINARY STATEMENT

This Motion to enjoin Sembcorp’s tender offer for the issued and outstanding shares of Cascal, N.V. (“Cascal” or the “Company”) follows Judge Kaplan’s May 19, 2010 denial of the Company’s application for a preliminary injunction seeking the same relief in Cascal N. V. v. Sembcorp Utilities Pte Ltd. et al., 10 Civ. 3613 (LAK) (the “Cascal Litigation”) (and subsequent voluntary withdrawal of the Company’s complaint). It also comes after a Dutch court rejected the Company’s bid to thwart the tender offer there (Cascal is a Dutch company).

This time, it is an individual shareholder — Alan G. Stevens — who allegedly wants to stop the tender offer, even though he bought almost all of his less than 0.07% stake in the Company after Sembcorp announced the terms of the offer. Nevertheless, Mr. Stevens seeks relief that potentially could deprive other shareholders of an opportunity to sell their shares at a price negotiated by Cascal’s majority shareholder.

Mr. Stevens’ Complaint purports to assert a claim under Section 14(e) of the Exchange Act for allegedly misleading statements and omissions in Sembcorp’s securities filings, but he does not present an even plausible case that Sembcorp did anything of the sort.

First, Mr. Stevens complains that Sembcorp’s disclosure of Cascal’s financial projections — which Cascal strenuously argued to Judge Kaplan that Sembcorp should disclose — somehow could mislead investors into believing those projections “reflected the most up-to-date financial

[1]	Sembcorp has not been served with the Complaint. It appears specially here and reserves all objections to service of process and jurisdiction.

information for Cascal and was used to support the terms of Sembcorp’s Tender Offer.” (Compl. ¶50.) This even though Sembcorp’s discussion in the Schedule TO-T cautioned specifically about the limitations of those projections and the reasons for their inclusion in Sembcorp’s disclosures.

Second, Mr. Stevens’ vague complaint that Sembcorp should disclose “additional details” about the background negotiations with the Company’s majority shareholder — Biwater Investments Ltd. (“Biwater”) — leading to Biwater’s agreement to tender its shares (and Sembcorp’s agreement to launch the tender offer), does not give any clue as to how such additional detail would be material, or any specifics about the sorts of descriptive information he claims allegedly is missing. In reality, Sembcorp’s 9-page single-spaced descriptions of that negotiating history in its Schedule TO-T (and additional information in its amended form) more than satisfied the regulatory requirements and was in no way misleading. Mr. Stevens gives no reason to think otherwise and identifies no “misleading” statement concerning those events.

Third, Mr. Stevens identifies no basis for his protest that Sembcorp should disclose its internal thinking about various aspects of the background negotiation and transaction. There simply is no duty to disclose such information and Mr. Stevens fails to identify any purportedly “misleading” statement about such.

Fourth, the notion that Sembcorp should — or somehow could — disclose Biwater’s state of mind simply makes no sense.

Fifth, Sembcorp had no duty to disclose “potential” conflicts of interest either of its financial advisor or Biwater’s, particularly where the alleged bases of those “potential” conflicts are a matter of public record (and for that reason able to be alleged in the Complaint).

And sixth, Sembcorp in no way mischaracterized Judge Kaplan’s decision denying Cascal’s application for a preliminary injunction as “clear[ing] the way for the Offer to go forward.” After the decision, that is exactly what happened: the Offer went forward.

Mr. Stevens’ Complaint does not have even a trace of merit and is no basis on which to enjoin the Tender Offer.

In addition, Mr. Stevens cannot demonstrate that he will suffer any irreparable harm. Fundamentally, Mr. Stevens’ claim is that investors will be induced by Sembcorp’s purported “omissions” to tender their shares at some too-low price. But that is a purely financial harm, and precisely the sort that courts routinely hold is compensable by money damages (assuming Mr. Stevens had a valid claim, which he does not). Nor do the balance of hardships favor the individual owner of a tiny fraction of the Company depriving the other shareholders of an opportunity to participate in the tender offer. And having waited until the last minute, Mr. Stevens’ Motion also is barred by laches.

For all these reasons, Mr. Steven’s Motion should be denied.

BACKGROUND

I.	The Parties.

A.	Alan G. Stevens.

Plaintiff, Alan G. Stevens, is an individual living in Atlanta, Georgia, who owns 20,000 shares of the common stock of Cascal, i.e., less than 0.07% of the Company. Mr. Stevens allegedly began purchasing those shares on April 5, 2010, shortly after Sembcorp had presented its tender proposal to Cascal but three weeks before Sembcorp made any public statement concerning the tender offer. The bulk of Mr. Stevens’ purchases, however, were made after Sembcorp made its Schedule 13D filing, setting out the structure of the transaction, Sembcorp’s intentions for the Company (including delisting and deregistering), and Biwater’s agreement to tender its shares.2

[2]

Mr. Stevens appears to be no stranger to securities class actions, or class actions generally, in many cases represented by the Curtis V. Trinko firm, as he is here. See, e.g., Stevens v. Teco Energy, Inc., 8:04-cv-02629 (M.D. Fla.) (Securities; represented by Trinko); Ross v. Lewis, 4:03-cv-04049 (D.S.D.) (Securities); Zand v. Hsu, 5:96-cv-20720 (N.D. Cal.) (Securities; represented by Trinko); Stevens v. O’Brien Environ., 2:94-cv-04577 (E.D. Pa.) (Securities); Stevens v. Montedison S.p.A., 9:94-cv-00480 (E.D.N.Y.) (Securities); Stevens v. Montedison S.p.A., 1:93-cv-06525 (S.D.N.Y.) (Securities; represented by Trinko); Steiner v. Montedison S.p.A., 9:93-cv-03673 (E.D.N.Y.) (Securities); Stevens vs. Equidyne Extractive, l:86-cv-09174 (S.D.N.Y.) (Securities); Divittorio v. Equidyne Extractive Indus., 1:85-cv-03025-RO-NG (S.D.N.Y.) (Securities).

B.	Sembcorp.

Sembcorp is a Singaporean limited liability company which provides energy and water services, and a wholly owned subsidiary of Sembcorp Industries Ltd., a leading Singaporean utilities and marine group. Sembcorp operates in Singapore, the United Kingdom, China, Vietnam, the United Arab Emirates, and Oman.

Sembcorp has launched a tender offer for the issued and outstanding shares of Cascal, a Dutch corporation which invests in and operates water and wastewater facilities in the United Kingdom, China, South Africa, Chile, Indonesia, Panama, Antigua, and The Philippines.

II.	The Two-Year Effort of Cascal’s Majority Shareholder to Sell Its Stake.

Sembcorp’s tender offer arises out of the nearly two-year effort of Cascal’s majority shareholder — Biwater Investments Ltd. (“Biwater”) — to sell its stake in the Company at the best price it could obtain.

Since at least 2008, Biwater has been exploring a potential sale of its stake in the Company. In August 2008, Sembcorp became aware of those efforts and expressed interest in entering into the sale process. But after some initial activity, Sembcorp was informed that it had not been selected to participate in the next stage of the sales process. Biwater ultimately did not then sell its stake to another party.

About nine months ago, Sembcorp learned that Biwater was again soliciting offers for its shares. After some initial discussions, on October 12, 2009, Sembcorp submitted a non-binding offer to Biwater, expressly conditioned upon Sembcorp’s ability to acquire the balance of Cascal’s share capital at the time of its acquisition of the Biwater Stake, i.e. a tender offer.

Thereafter, to facilitate the due diligence process, Cascal entered into a confidentiality agreement with Biwater (the “Letter Agreement”), to permit Biwater to share Company information with potential purchasers (including Sembcorp). Sembcorp and Biwater in turn entered into a non-disclosure agreement (the “NDA”) concerning that information, which, by it terms, no longer applied in the event that Sembcorp successfully reached a deal with Biwater.

Thereafter, Sembcorp and Biwater negotiated a potential sale of the Biwater stake and the possible tender offer by Sembcorp.

III.	Sembcorp’s Agreement with Biwater and 13D Filing.

On April 26, 2010, Sembcorp and Biwater executed a Tender Offer and Stockholder Support Agreement. Under that agreement, Sembcorp agreed to commence a tender offer for all of the issued and outstanding shares of Cascal at a price of $6.40 a share, and at a price of $6.75 per share if at least 80% of the shares were validly tendered. Biwater agreed to validly tender its 58.5% interest to Sembcorp.

Sembcorp promptly filed with the SEC a Schedule 13D, which, among other things, set out Sembcorp’s plans to launch a tender offer and disclosed the terms of the agreement between Sembcorp and Biwater.

IV.	Cascal’s U.S. Litigation, Which Cascal Voluntarily Dismissed After Judge Kaplan Denied Its Request for a Preliminary Injunction.

On April 30, 2010, Cascal filed a Complaint against Sembcorp and Biwater, alleging violations of Sections 10(b) and 14(e) of the Securities Exchange Act of 1934, and breaches of the NDA with Biwater. The Company also applied for preliminary injunctive relief.

The essence of the suit was the allegation that Sembcorp had received certain Company information in due diligence — principally certain financial projections — which Sembcorp was obligated to keep confidential under the terms of the NDA, but that if it did so, Sembcorp would engage in insider trading by launching the Tender Offer.

On May 19, 2010, Judge Kaplan conducted an evidentiary hearing, and after considering the evidence presented by the parties (including declarations of several key individuals), denied Cascal’s application for preliminary injunctive relief. Judge Kaplan held that Cascal had “no likelihood of success on the merits at all,” and expressed serious doubts that the Complaint even identified sufficiently serious issues to make them a fair ground for litigation. (Tr.3 at 52.)

Specifically, Judge Kaplan held that, among other things, the NDA imposed no obligation on Sembcorp to keep confidential the Company material it received in due diligence.

Describing Cascal’s claim of irreparable harm as “actually very thin,” Judge Kaplan noted that the Company would “continue to exist whether this tender offer is made or not.” (Tr. at 53.) He also explained that Cascal’s minority shareholders “knew that they were acquiring minority shares in a company that had a majority shareholder that was fully capable in a private transaction, at a time and on terms of its choosing, to deliver control to another buyer and to capture any control premium.” (Tr. at 35.)

[3]	“Tr.” herein refers to the transcript of the preliminary injunction hearing before Judge Kaplan, attached as Exhibit 1 to the Declaration of Anthony M. Candido, dated June 17, 2010, accompanying this Memorandum of Law (“Ex.” herein refers to exhibits thereto).

Judge Kaplan also held that the “balance of equities . . . [tipped] rather decidedly against injunctive relief,” noting that Biwater was in “precarious [financial] circumstances” and could go bankrupt if the tender offer did not go forward. (Tr. at 56.) He also emphasized that the sale of Biwater’s interest in a bankruptcy at fire sale prices would severely hurt the interests of the minority shareholders. (Tr. at 56; see also Ex. 2 (Affidavit of Martyn Everett on behalf of Biwater Holdings Limited.))

On May 25, 2010, Cascal voluntarily withdrew its complaint without prejudice, pursuant to Federal Rule of Civil Procedure 41(a)(1)(A).

V.	The Dutch Litigation.

After Judge Kaplan denied Cascal’s application for a preliminary injunction, both Biwater and Cascal sought injunctive relief in the Court of Appeals Amsterdam Enterprise Chamber.

First, Biwater filed an application on May 28, 2010 seeking to enjoin Cascal from issuing its shares to a special purpose vehicle as a means of diluting Biwater’s ownership interest, and consequently thwarting the Tender Offer.

Second, on June 2, 2010, Cascal requested that the Dutch court appoint a special trustee to oversee Biwater’s stake in Cascal, or otherwise restrict its right to tender its majority stake to Sembcorp, until such time as Sembcorp agrees to maintain a sufficient number of independent board members to safeguard the interests of Cascal’s minority shareholders.

On June 16, 2010, the Dutch court denied Cascal all the relief it sought. In addition, the Court granted Biwater’s request for an investigation into the management of Cascal, specifically the Board’s opposition to the tender offer.

VI.	Sembcorp’s Disclosure Filings.

Two days after Judge Kaplan denied Cascal’s application for preliminary injunctive relief. Sembcorp launched the tender offer by filing a Schedule TO-T pursuant to Section

14(D)(1) of the Securities Exchange Act of 1934 (the “Offer to Purchase”). Among other things, the Schedule TO-T set out the terms of the offer and provided a detailed statement of the background negotiations leading up to the offer. (See Ex. 3.)

The SEC Staff reviewed Sembcorp’s Offer to Purchase, and provided comments on May 28. 2010 (the “Comment Letter”). The Comment Letter suggested that certain specific items of the Schedule TO-T be expanded upon. Among other things, the Staff suggested that the background to the offer address (i) the role of Biwater’s CEO (Mr. Magor) in initiating, structuring, and/or negotiating the transaction; (ii) “the type of ‘reasonable assistance’ Biwater agreed to provide and did provide in attempting to secure a recommendation from the Company’s Board”; (iii) “why the parties decided upon a two-tier structure, whether any other alternative structures were considered and whether they discussed any other price points for the highest and lowest bid price.” (Ex. 4.)

In response to these and other comments by the SEC, Sembcorp supplemented its disclosures in an Amendment to the Schedule TO-T filing (in addition to other amendments that Sembcorp filed with court filings etc.). (Ex. 5.) Among other things, as requested by the SEC, Sembcorp elaborated on Mr. Magor’s role and Biwater’s “reasonable assistance” in securing a board recommendation. As to the development of the two-tier price structure, Sembcorp supplemented its filing with an extensive discussion. (The relevant portions of these disclosures are excerpted in Ex. 6.)

On June 15, 2010, after Sembcorp filed its Amended Schedule TO-T, the SEC provided additional comments on three minor points, none of which requested additional detail concerning the background to the transaction. (See Ex. 7.)

The Tender Offer is scheduled to close on June 21, 2010.

VII.	The Stevens Complaint.

On June 7, 2010, Mr. Stevens filed this action seeking to represent a purported class of all persons who held shares of Cascal common stock on May 21, 2010, the date on which the Tender Offer was launched. The Complaint alleges violations of Section 14(e) of the Securities Exchange Act of 1934, arising out of purported omissions in Sembcorp’s Offer to Purchase. (The alleged omissions at issue here are discussed infra pp. 10-21.) Among other things, Plaintiff seeks (i) recessionary damages, and (ii) an injunction preventing Sembcorp and its agents from closing the Tender Offer until all of the disclosures Plaintiff requests have been made and disseminated to Cascal’s shareholders. After sitting on his hands for weeks, Mr. Stevens filed a Motion for preliminary injunctive relief on June 17, 2010.

ARGUMENT

In the Second Circuit, a court should not issue a preliminary injunction or a temporary restraining order unless the moving party demonstrates that it will suffer irreparable harm absent injunctive relief and either (i) it is likely to succeed on the merits of its claim; or (ii) that there are sufficiently serious questions going to the merits to make them fair ground for litigation, and the balance of hardships tips decidedly in favor of the moving party. Tang Capital Partners, LP v. Cell Therapeutics, Inc., 591 F. Supp. 2d 666, 670 (S.D.N.Y. 2008). A preliminary injunction is an extraordinary remedy, and courts are reluctant to use preliminary injunctions as a tool to delay or defeat legitimate tender offers. See John Labatt Ltd. v. Onex Corp., 890 F. Supp. 235, 244 (S.D.N.Y. 1995). As the Second Circuit has warned:

The preliminary injunction . . . is one of the most drastic tools in the arsenal of judicial remedies [and] must be used with great care, lest the forces of the free market place, which in the end should determine the merits of takeover disputes, are nullified.

Hanson Trust PLC v. SCM Corp., 774 F.2d 47, 60 (2d Cir. 1985).

Here, Stevens’ Motion for a temporary restraining order or preliminary injunction should be denied because (i) there is not even a serious question going to the merits of his purported claims; (ii) he cannot show irreparable harm; and (iii) the balance of hardships favors denying the requested relief. In addition, it should be denied because Mr. Stevens has waited weeks to filed his motion, and now does only on the eve of the close of the Tender Offer. His actions are barred by laches. See Majorica, S.A. v. R.H. Macy & Co., Inc., 762 F.2d 7 (2d Cir. 1985) (a lack of diligence will preclude the granting of preliminary injunctive relief to the extent that it is probative of a lack of irreparable harm).

I.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Mr. Stevens’ Underlying Claims Against Sembcorp Are Facially Deficient

Mr. Stevens’ asserted claim under Section 14(e) of the Exchange Act rests on a hodgepodge of supposed “omissions” in Sembcorp’s Offer to Purchase that are transparently immaterial and/or not legally cognizable by any stretch. In many cases, it is not even clear what more Mr. Stevens would have Sembcorp say. The purported “omissions” roughly fall into six categories, specifically, allegations that Sembcorp failed to disclose:

1.	Information about financial projections that Sembcorp already disclosed and which Mr. Stevens concedes are “stale”;

2.	Immaterial detail about the back-and-forth of the negotiations between Sembcorp and Biwater, which would come on top of the extensive description of those negotiations that Sembcorp already has disclosed;

3.	Sembcorp’s state of mind about various aspects of the transaction, including its internal evaluation of the potential acquisition and various negotiation points;

4.	Biwater’s state of mind about various aspects of the transaction, including Biwater’s internal evaluation of a potential transaction and various negotiation points, Biwater’s motivations, and Biwater’s rationales for various decisions it made;

5.	“Potential” conflicts of interest of Sembcorp’s and Biwater’s financial advisors, information about which was a matter of public record and is pleaded in the Complaint; and

6.	Aspects of this Court’s public decision in the Cascal litigation, which Mr. Stevens quotes in the Complaint.

None of this presents even a plausible case under Section 14(e), let alone a serious question going to the merits. Mr. Stevens fails to identify any “misleading” statement on these topics (or any other topic), and he fails to point to any other duty to disclose the information he claims is missing from Sembcorp’s securities filings.

Under Section 14(e), a plaintiff must show that the defendant made an “untrue statement of fact or omitted to state a fact necessary to make statements made not misleading” in connection with a tender offer. Accordingly, alleged “omissions” — such as those that purport to form the basis of Mr. Stevens’ claim — must be predicated either on (i) a duty to disclose the information at issue; or (ii) some allegedly “misleading” statement (identified with particularity).

Mr. Stevens, however, conflates these required legal predicates with the separate concept of materiality, leading him erroneously to suggest that a Section 14(e) claim lies simply if there is undisclosed “material information that Cascal’s shareholders would view as important to know before tendering their shares in the Tender Offer.” (Mem. at 8.) But shareholders are not entitled to a disclosure simply because they wish to know more. See, e.g., In re Time Warner Inc. Sec. Litig., 9 F.3d 259, 267 (2d Cir. 1993) (“[A] corporation is not required to disclose a fact merely because a reasonable investor would very much like to know that fact”). Rather, even if information is “material,” the Section 14(e) plaintiff must identify a duty to disclose or some statement rendered misleading absent the disclosure. Cf. In re Centerline Holdings Co. Sec. Litig. 678 F. Supp. 2d 150, 162 n.77 (S.D.N.Y. 2009), aff’d, 2010 WL 2303312 (2d Cir. Jun. 9, 2010) (“Even if all information is material, there is no liability under Rule 10b-5 unless there is a duty to disclose.”) (internal citations omitted).

Sembcorp’s disclosure obligations in the Tender Offer generally are governed by the requirements of Regulation M-A, 17 C.F.R. 229, and absent any special relationship between the offeror and the target — there is none here4 — the offeror has no other duty of disclosure to the target’s shareholders. See Lerner v. FNB Rochester Corp., 841 F. Supp. 97, 103 (W.D.N.Y. 1993): Sheehan v. Little Switzerland, Inc., 136 F. Supp. 2d 301, 310 (D. Del. 2001). See also In re Digital Island Sec. Litig., 223 F. Supp. 2d 546, 552 (D. Del. 2002), aff’d, 357 F.3d 233 (3d Cir. 2004) (no duty to disclose agreements or transactions with customers because such disclosure is not required by Reg M-A).5 As discussed below, Regulation M-A does not require the disclosures Mr. Stevens seeks here, and he identifies no allegedly “misleading” statements.

In any event, even if this Court were to determine that Sembcorp should disclose something further (and it should not), Sembcorp will disclose it — as it consistently said it would before Judge Kaplan, and has done throughout the tender offer process. For that reason alone, there is no need for any injunctive relief.

[4]

The Cascal Litigation concerned allegations of insider trading, i.e., that because Sembcorp allegedly received material nonpublic information from Cascal pursuant to its NDA with Biwater, it had a duty to disclose or abstain from trading under Section 14e-3. Judge Kaplan found that that claim had no likelihood of success, and it is not at issue here. Mr. Stevens’ allegations concerning the Company’s financial projections are the only allegations concerning information Sembcorp received from Cascal. But as discussed in greater detail below, Sembcorp disclosed the financial projections at issue, and Mr. Stevens concedes that those projections are “stale” (i.e., not material) in any event (Mem. at 9 n.6). Rather, Mr. Stevens’ complaint is about how that disclosure allegedly should be framed. His remaining allegations principally address purported omissions in the run-of-the-mill “background to the transaction” disclosures made in the Schedule TO-T, not allegedly insider information.

[5]	Not surprisingly, the cases that Mr. Stevens cites concerning the “materiality” of alleged omissions (see Mem. at 8-9) all expressly involve some legally independent duty to disclose a misleading statement. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438 (1976) concerned specific duties to disclose change of control events under Rule 14a-9 and Schedule 14A. United States v. Smith, 155 F.3d 1051 (9th Cir. 1998) concerned insider trading allegations (not at issue here, see supra n.2). In re Netsmart Technologies, Inc. Shareholders Litig., 924 A.2d 171 (Del. Ch. 2007) involved directors’ duties to disclose under Delaware corporate law. and even then concerned whether statements made were misleading without certain other disclosures.

Below, we separately address specifically each category of supposed misrepresentation or omissions raised by Mr. Stevens’ Complaint.

1.	Information About Financial Projections That Sembcorp Already Disclosed.

In the Cascal Litigation, the Company focused its claims on the notion that Sembcorp should not proceed with the tender offer without disclosing — what Sembcorp considered to be immaterial — financial projections that had been provided to Sembcorp in due diligence. The Company also claimed (without merit) that Sembcorp was under a contractual obligation not to disclose that information.

After Judge Kaplan denied the Company’s application for a preliminary injunction — finding that the Company had “no likelihood of success on the merits at all” (Tr. at 52) — and Cascal voluntarily dismissed its action, Sembcorp went ahead and (in an abundance of caution) disclosed the projections that had been at the heart of the Cascal dispute. The line items of (arguable) interest were set out on page 26 of Sembcorp’s Schedule TO-T, including projections of turnover, operating expenses, EBITDA, and net profit. (See Ex. 3.)

Now Mr. Stevens complains that this disclosure is somehow misleading because Sembcorp purportedly did not say whether (i) Sembcorp relied on these disclosures itself and believed that they “supported” the Tender Offer consideration; (ii) whether these projections were “supported or not supported by other company financial information”; and (iii) whether the projections were “later updated and/or additional projections were provided to Sembcorp.” (Compl. ¶ 49.) Mr. Stevens also complains that the projections were presented in a “summary” chart rather than by attaching the documents Sembcorp received. (Id.)

The first problem with this is that Mr. Stevens ignores almost everything else Sembcorp said about the projections, much of which addressed the very issues Mr. Stevens identifies (although as discussed infra, many of those are immaterial in any event). Specifically, the Schedule TO-T contained a discussion of the disclosed projections, stating, among other things,

As to the reliability of the projections, that:

•	The “financial projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in the Company’s periodic reports.”

•

Sembcorp understood that the Company had prepared the projections “solely for internal use and not with a view toward public disclosure” or with complying with GAAP, and that to Sembcorp’s knowledge no accounting firm had examined the projections.

•	“These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.”

•

The projections “reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control.

•	“The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.”

As to Sembcorp’s understanding and reliance on the projections, that:

•

“The inclusion of the projections in this Offer to Purchase should not be regarded as an indication that any of the Company, the Stockholder [Biwater], Purchaser [Sembcorp], Parent or their affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such.”

•

“The projections are not being included in this Offer to Purchase to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but merely because the projections were made available to Purchaser in the course of its due diligence.”

And, as to any other financial information relating to the projections (whether there were or would be updates, whether there were other projections etc.) that:

•	Neither the Company [Cascal] nor the Stockholder [Biwater] has made any representation to us . . . concerning the projections.

•

“In connection with due diligence review of the Company, certain non-public financial projections prepared by the Company’s management were made available to us in late 2009. A summary of these projections is set forth below.

•	The Company had issued financial statements in February 2010 giving guidance for the year ending March 31, 2010, including projected figures for earnings per share, revenue, and EBITDA.

•	None of the Company, the Stockholder, Purchaser or Parent intend to make publicly available any update or other revisions to the projections, except as required by law.

In light of these statements, it is simply fatuous for Mr. Stevens to suggest that “shareholders are misled into believing that the summary analysis [i.e., the disclosed projections] actually reflected the most up-to-date financial information for Cascal and was used to support the terms of Sembcorp’s Tender Offer.” (Compl. ¶ 50; see also Mem. at 9.)

And even putting aside Sembcorp’s substantial discussion of the projections, Mr. Stevens’ complaints fall far short of stating a claim under Section 14(e). Plaintiff fails to identify any duty of Sembcorp to hold forth on whether Cascal’s projections (or any other financial data) “support” the tender offer consideration — and there is none — nor does he point to any purported “misleading” statement by Sembcorp concerning such. (As discussed in greater detail in Section 11.3. infra, there is no duty for Sembcorp to disclose its state of mind or internal analyses).

Mr. Stevens’ vague suggestion that maybe there is other material nonpublic financial information that Sembcorp received in due diligence — including the underlying document containing the projections (Compl. ¶ 49), and perhaps other unspecified material (see Compl. ¶ 52) — is without any basis. Plaintiff does not identify any specific information that should be disclosed, and there is none. As can be seen from the underlying document containing the financial projections at issue (which we attach hereto as Ex. 86 ), Cascal provided no underlying

[6]	Pursuant to Item 1011(a)(5) of Regulation M-A, Sembcorp is required to file this Memorandum of Law, with Exhibit 8, as a supplement to its Schedule TO-T filing, and Sembcorp will do so.

analysis of the numbers to Sembcorp.7 Moreover, it is difficult to see how those underlying documents could be material in any event when Mr. Stevens concedes that the projections are now “stale.” (Mem. at 9 n.6.) Cascal provided no other projections to Sembcorp.

2.	Immaterial Detail About the Back and Forth of Negotiations.

Similarly unavailing is Mr. Stevens’ complaint that Sembcorp has not given him enough blow-by-blow commentary on the negotiations between Sembcorp and Biwater in its 9-page single spaced chronology of those discussions, set out in the Schedule TO-T filing, and in the supplemental disclosures set out in Sembcorp’s amended Schedule TO-T. The Complaint essentially reads off certain of the many various negotiating events that Sembcorp described in its filing, and then adds a tag line that “Sembcorp has not disclosed any additional details” concerning those events. (See, e.g., Compl. ¶¶ 19, 26, 27, 28, 31, 32, 34, 35, 36.)

Mr. Stevens does not explain how any additional detail concerning those events would be material,8 nor does he plead what sorts of descriptive information about those negotiations is lacking, i.e., even the minimal information necessary just to give notice to Sembcorp as to what is at issue and allegedly missing, let alone satisfy the heightened pleading standards to state a claim under Section 14(e). See Telenor East Invest AS v. Altimo Holdings & Inves. Ltd., 567 F. Supp.2d 432 (S.D.N.Y. 2008) (heightened pleading standards of PSLRA applicable to Section 14(e) claim); Skydell v. Ares-Serono, 892 F. Supp. 498 (S.D.N.Y. 1995) (Rule 9(b) applicable to Section 14(e) claim). Given this lack of specificity, one is left to guess whether the speculated-about undisclosed fact(s) even exist.9

[7]	And even if it had, TSC Indus. v. Northway, Inc., 426 U.S. at 456-58 — a case Mr. Stevens himself relies on (Mem. at 8) — held that where documents or other information merely explain the “basis of the calculations” underlying a previously disclosed statement, their omission will not be materially misleading where not necessary to “clarify the import” of the previous disclosure.
[8]

For example, it is hard to imagine how “additional detail” concerning Sembcorp’s exclusion from the second stage of Biwater’s unsuccessful 2008 sales process (Compl. ¶ 19) would have any bearing on any reasonable investor’s decision to tender. Similarly, “additional detail” concerning various minor negotiating events would not help any reasonable investor assess Sembcorp’s offer.

[9]	For example, Mr. Stevens’ alleges that Sembcorp should explain why it “became interested in the purchase of the entire Company rather than just the Biwater stake.” (Mem. at 10.) The underlying assumption set out in the Complaint is that Sembcorp’s NDA with Biwater “included a provision that limited Sembcorp’s use of the information provided to it solely for the purpose of evaluating a possible acquisition of the Biwater Stake.” (Compl. ¶ 25.) This argument was extensively litigated in the Cascal Litigation, and in the end, Cascal conceded that the parties contemplated the possibility of a tender offer from the start (in fact, the Letter Agreement expressly provided for such), and Judge Kaplan found that the relevant provision of the NDA (i.e., the definition of “Proposed Transaction”) encompassed the tender offer. (Tr. at 52.)

Nor does Mr. Stevens identify any duty of Sembcorp to disclose those supposed “details” or identify any purportedly misleading statement about them. Sembcorp’s Schedule TO-T filing more than satisfies the applicable requirements of that form. Those requirements are set out in Item 1005 (a) and (b) of Regulation M-A, which simply calls for the offeror generally to “describe any negotiations, transactions or material contacts during the past two years” with the subject company or its affiliates. Sembcorp’s filing has been submitted to and commented on by the SEC, and it has made supplemental disclosures to address the SEC’s comments (as is common for such filings). Sembcorp has described relevant negotiating history, and it has no duty under Regulation M-A or any other regulation to disclose what Mr. Stevens vaguely describes as “additional details.”

Moreover, Mr. Stevens’ complaint about some purported failure to disclose the “details regarding the negotiations of the Tender Offer, including who first proposed the two-tier structure, and negotiations and reasons regarding the same” (Compl. ¶ 35) does not take into account Sembcorp’s extensive treatment of that issue in its amended Schedule TO-T (filed on June 7, 2010, i.e., the same day as the Complaint) addressing precisely those points (and his Motion papers simply ignore it). (See Ex. 5.)

In the end, Mr. Stevens’ claim appears to boil down to the notion that what is allegedly missing is not so much some “additional detail” about the events constituting the negotiating history, but rather some disclosure of Sembcorp’s and Biwater’s state of mind during those events, e.g., their motivations, deal analyses, and rationales for acting as they did. On this point, the Complaint’s refrain concerning Sembcorp’s description of the negotiations is that Sembcorp did not disclose “additional detail . . . including the reasons for each party’s position.” (See, e.g., Compl. ¶¶ 27, 28; see also Compl. ¶¶ 26, 31, 35, 36). But as discussed below, Sembcorp has no obligation to disclose its state of mind concerning the deal (including its internal analyses) — under Regulation M-A or any other legal requirement — and is in no position even possibly to disclose Biwater’s state of mind. Nor does Mr. Stevens identify any purportedly “misleading” statement by Sembcorp on these (or any other) topics.

3.	Sembcorp’s State of Mind About the Negotiations and the Transaction.

The Complaint’s various allegations that Sembcorp should disclose its internal thinking about various aspects of the negotiations and transaction — including whether it believes the Company’s financial projections (see supra) “support” the “Tender Offer consideration” (Compl. ¶ 49) and Sembcorp’s “reasons” for taking various positions in the negotiating process — fall flat because Sembcorp has no obligation to disclose anything of the sort.

Regulation M-A — which governs the disclosures required in Schedule TO-T filings — does not require tender offerors to give the “reasons” for their negotiating positions (i.e., presumably meaning their assessment of the transaction). Nor does Sembcorp have any obligation to state whether it believes any financial information that it discloses (in this case, Cascal’s financial projections) “support” the tender offer.

A tender offeror has “no duty to disclose its internal analyses to the target company’s shareholders.” In re Ivan F. Boesky Sec. Litig., 36 F.3d 255, 261 (2d Cir. 1994) (discussing

Litton Indus., Inc. v. Lehman Bros. Kuhn Loeb Inc., 967 F.2d 742, 749 (2d Cir. 1992)).10 Regulation M-A specifically provides for disclosure of information concerning the “fairness” of a transaction (including valuation information) only in the context of self tender offers, i.e., a tender offer made by the company itself, and “going private” transactions, i.e., an acquisition by a company’s affiliate. See 17 C.F.R. § 229 (2010).

Sembcorp is a third party, and accordingly, those requirements set out under Rule 13e-l and Rule 13e-3 plainly do not apply here. Nor has Mr. Stevens identified any purportedly “misleading” statement concerning Sembcorp’s “reasons” for various negotiating positions, its evaluation of the Company’s financial projections or the tender offer consideration.11

4.	Biwater’s State of Mind About the Negotiations and the Transaction.

Mr. Stevens’ complaint that Sembcorp has not disclosed Biwater’s state of mind in the negotiations — e.g., why Biwater entered into agreements with Sembcorp (see, e.g., Compl. ¶ 54) or “Biwater’s motives” (Compl. ¶ 55) — is simply frivolous. Sembcorp has no more duty (under Regulation M-A or any other legal requirement) to disclose Biwater’s intentions than its own, and, of course it is not at all clear how Sembcorp could even possibly do so. Neither has Mr. Stevens’ identified any purportedly “misleading” statement about such.

[10]

The Second Circuit explained that any contrary rule would not only deny the offeror’s shareholders the benefit of their private information but also leave the offeror with a less-than-optimal bargain: “It is in the absence of such a duty [to disclose its internal analyses] that the acquirer can seek to pay ‘minimum premium’ as opposed to making its highest offer, or even an offer reflecting what the acquirer believes to be the fair value of the target. . . . Disclosure in the absence of a duty to disclose cause[s] the benefit of the information to pass instead to . . . the target’s shareholders as opposed to the acquirer’s shareholders who were its rightful owners.” In re Ivan F. Boesky Sec. Litig., 36 F.3d at 261.

[11]

Mr. Stevens also faults Sembcorp for failing to disclose whether it conducted an analysis of whether the tender offer violated its NDA with Biwater. (Compl. ¶ 26, 54.) As with the other purported “omissions” alleged in the Complaint, Sembcorp had no duty to disclose this information, if it existed (and was not privileged). In any event, an analysis of this issue is a matter of public record. For all the reasons set out in Judge Kaplan’s May 19, 2010 decision in the Cascal Litigation, the tender offer did not violate the NDA.

5.	“Potential” Conflicts of Interest Already in the Public Record.

Equally unfounded are Mr. Stevens’ conclusory complaints that Sembcorp failed to disclose “potential” conflicts of interest of (i) “Sembcorp’s financial advisor who had previously underwritten the IPO for Cascal” (Compl. ¶ 54); and (ii) “Biwater’s financial advisor, who was also its principal lender” (Compl. ¶ 54 (emphasis added)). Again, Mr. Stevens fails to identify and alleged “misleading” statement about purported “potential” conflicts, or any duty to disclose them. Regulation M-A has no such requirement.12

Moreover, the “potential” conflicts of interest are a matter of public record — that is how Mr. Stevens was able to describe them in the Complaint. Even if there were some duty to disclose these “potential” conflicts — and there is not — it is far from clear what else there is to disclose about them apart from what Mr. Stevens already evidently knows.

6.	Aspects of Judge Kaplan’s Public Decision in the Cascal Litigation.

Mr. Stevens’ grumble about Sembcorp’s description of Judge Kaplan’s decision denying Cascal’s application for a preliminary injunction also makes no sense. Sembcorp said that that decision “cleared the way for the Offer to go forward” (Compl. ¶ 57), and that is exactly what happened. After the decision, Sembcorp filed a Schedule TO-T and the Offer went forward.

Mr. Stevens suggests that Sembcorp should have added “that the court acknowledged that shareholders may have their own legal remedy against the Tender Offer” (Compl. ¶ 59), but Sembcorp said nothing to suggest otherwise, and the Court’s decision was a matter of public

[12]

Plaintiffs citation to S.E.C. v. Falstaff Brewing Corp., 629 F.2d 62 (D.C. Cir. 1980); Mills v. Electric Auto-Lite Co., 396 U.S. 375 (1970), and Marvyn Gould v. American-Hawaiian Steamship Co... 535 F.2d 716 (3d Cir. 1976) is unavailing. Those cases address actual conflicts of interest between corporate insiders and shareholders in a proxy solicitation context. In such cases, what must be disclosed is an “explanation to the stockholder of the real nature of the questions for which the authority [of the proxy] to cast his vote is sought.” Mills, 96 U.S. at 381.

record and discussion. Indeed, Cascal’s press release expressly noted: “We are also heartened the court acknowledged that shareholders may have their own legal remedy.” (Ex. 9.) Mr. Stevens clearly was aware of the point as he described it in his Complaint, which seeks to bring a shareholder suit. There is quite simply nothing to disclose.

*                    *                     *

None of Mr. Stevens’ allegations support the notion that Sembcorp has misled investors in any way. Sembcorp has laid out the facts required under Regulation M-A — and more — it should now be up to shareholders to decide whether to accept Sembcorp’s offer.13

II.	No Preliminary Injunction or Temporary Restraining Order Should Issue Because Mr. Stevens (and Other Shareholders) Will Suffer No Irreparable Harm from the Tender Offer.

Even putting aside the facial deficiencies in Mr. Stevens’ claims, his Motion should be denied for the legally independent reason that he cannot demonstrate any irreparable harm. There is “an unmistakably clear requirement in this Circuit that movants for equitable relief must show irreparable harm, non-compensable in money damages, in all circumstances in which an injunction is requested.” Iavarone v. Raymond Keyes Assocs., Inc., 733 F. Supp. 727, 731 (S.D.N.Y. 1990) (citing Schmidt v. Enertec Corp., 598 F. Supp. 1528, 1539-42 (S.D.N.Y. 1984)).

Here, the heart of Mr. Stevens’ case is the (untrue) claim that shareholders allegedly will be fooled into tendering their shares at too low a price because Sembcorp purportedly has failed to disclose various allegedly material facts.14 This is a purely financial harm and precisely the

[13]

In addition to all the deficiencies set out above, the Complaint wholly lacks the sorts of specific allegations of scienter required under Tellabs, Inc. v. Makor Issues & Rights, Ltd., 551 U.S. 308 (2007) and the PSLRA, 15 U.S.C. § 78u-4(b). That pleading failure alone requires dismissal.

[14]

Unlike in the Cascal Litigation, Mr. Stevens’ claim does not involve allegations that the two-tier structure or the “threatened” deregistering or delisting of the Company’s shares is “coercive.” Indeed, Mr. Stevens bought most of his shares after the announcement of this structure. Rather, the Complaint focuses of allegations of “omissions” and asserts a single claim under Section 14(e) of the Exchange Act. As this Court noted in Cascal, Section 14(e) concerns only misrepresentations and omissions, not purportedly “coercive” structures: “The long and the short of it is that the law we are dealing with here is simply Section 14(e) of the Exchange Act, which doesn’t address this at all.” (Tr. at 55.)

sort that courts routinely find is compensable by money damages.15 See, e.g., Gold Fields Ltd. v. Harmony Gold Mining Co., 2004 WL 2710030, at *8 (S.D.N.Y. Nov. 23, 2004) (plaintiff failed to establish irreparable harm because, inter alia, the remedy for selling at a reduced price is damages); Iavarone v. Raymond Keyes Assocs., 733 F. Supp 727, 732 (S.D.N.Y. 1990) (in shareholder suit under Section 14(e), omissions relating to price of the stock compensable by money damages); Ranger Oil Ltd. v. Petrobank Energy and Resources Ltd., 2000 WL 33115906, at *9 (S.D.N.Y. May 23, 2000) (“allegedly aggrieved Ranger shareholders may bring an action for monetary damages to recover the difference in value between the price they received on the sale of the shares to [tender offeror] if indeed there were any insider trading and the value of the shares if the alleged insider information had been publicly known”); Rondeau v. Mosinee Paper Corp. 422 U.S. 49, 60 (1975) (“persons who allegedly sold at an unfairly depressed price have an adequate remedy . . . for damages, thus negating the basis for equitable relief”).16

[15]

In reality, the Tender Offer allows the minority shareholders to sell their shares at the same price negotiated by the Company’s majority shareholder, which has marketed its control stake over the course of two years. Mr. Stevens’ attempt to hold up the Tender Offer simply prevents other shareholders from choosing to participate in that deal.

[16]

Plaintiff mistakenly relies on a line of cases that follow the Second Circuit’s decision in Sonesta Int’l Hotels Corp. v. Wellington Assocs., 483 F.2d 247 (2d Cir. 1973), positing that once a tender offer is consummated it becomes difficult to “unscramble the eggs.” However, the Second Circuit’s later decision in Jackson Dairy, Inc. v. H. P. Hood & Sons, Inc., 596 F.2d 70 (2d Cir. 1979), limited the applicability of Sonesta. “[C]ases like Sonesta, decided before Jackson Dairy, are of only limited value in determining whether the issuance of an injunction is appropriate in post-Jackson Dairy cases.” John Labatt, 890 F. Supp at 248 (quotation omitted). “Under Jackson Dairy, [the] standard requires that the moving party make an independent showing of irreparable injury. . . . Plaintiffs must identify specific injuries resulting from a continuation of the Exchange Offer in its present form for which a monetary award or other legal remedy would not adequately compensate them.” Schmidt v. Enertec Corp., 598 F. Supp. 1528, 1543-44 (S.D.N.Y. 1984). Mr. Stevens has done nothing of the sort. (See also Tr. at 53.)

Here, Mr. Stevens and his lawyers have left little doubt that the claim is about money damages. Mr. Stevens’ claim is styled as addressing a need to arrive at a valuation of his shares. The Complaint explicitly states that the allegedly “[m]aterial omissions are material to the Cascal shareholders’ decisions whether to tender their shares, particularly in light of the fact that they have no right to seek appraisal under Dutch law.” (Compl. 65 (emphasis added).) The Complaint seeks rescissionary damages (presumably for some purportedly uncompensated value relating to shares tendered in the tender offer). (Compl. Prayer for Relief ¶ D.) Moreover, Mr. Stevens claims that among the common issues of law and fact justifying a class action is “whether plaintiff and the members of the class have been damaged and what is the proper measure of damages” (Compl. ¶ 10(c).) By contrast, the Complaint is silent about how Mr. Stevens — the owner of less than 0.07% of Cascal shares — could seek preliminary injunctive relief and adequately represent the interests of other shareholders who might want to tender their shares.

In addition, Mr. Stevens’ lawyers’ press release concerning this putative class action does not even mention a request for injunctive relief, but rather focuses entirely on their efforts to recover money damages on behalf of Cascal shareholders:

Plaintiff seeks to recover damages on behalf of all holders of Cascal common stock on May 21, 2010 (the “Class”). The plaintiff is represented by Robbins Geller, which has expertise in prosecuting investor class actions and extensive experience in actions involving financial fraud.

(Robbins Geller Rudman & Dowd Press Release, dated June 8, 2010 (Ex. 10).)

III.	The Balance of Hardships Favors Denying Any Temporary Restraining Order or Preliminary Injunctive Relief.

In addition, the balance of hardships in this case strongly favors denying any temporary restraining order or preliminary injunctive relief. Delay of the tender offer may put the deal at risk and harm those public shareholders truly desiring to tender their shares at the price negotiated by the Company’s largest shareholder. There is no reason to think that these other shareholders see things the same way as Mr. Stevens and his lawyers.

Moreover, as Judge Kaplan noted, preliminary injunctive relief would imperil Biwater, which itself would risk harming the minority shareholders in the Company:

Biwater is in precarious circumstances. It needs to have this offer consummated quickly. There is a threat of insolvency if it is not. A bankruptcy of Biwater is not only a bad thing for Biwater and its shareholders, there’s every reason to think that it will be a very bad thing for the minority shareholders of Cascal, who would, in the event of a Biwater bankruptcy, find themselves as minority shareholders of a company the majority block of the stock of which would be a major asset in the Biwater bankruptcy. Their fate, therefore, would depend heavily on the creditors of Biwater, I suppose technically winding up proceedings or liquidation or insolvency proceedings in the UK. I don’t see how any of these folks are anything but hurt by having their lifeboats cast to sea on that body of water.

(Tr. at 56-57.) By contrast, Mr. Stevens owns a tiny stake in the Company — less than 0.07% . . . and he bought almost all of that after the announcement of the Tender Offer.

“[D]istrict judges must be vigilant against resort to the courts on trumped-up or trivial grounds as a means for delaying and thereby defeating legitimate tender offers.” Raybestos-Manhattan Inc. v. Hi-Shear Indus. Inc., 503 F. Supp. 1122, 1126 (E.D.N.Y. 1980) (quotation omitted). This is just such a case.17

[17]

If the Court were to issue a temporary restraining order, it should require Mr. Stevens to post a bond. Under Fed. R. Civ. P. 65(c), a court may issue a temporary restraining order “only if the movant gives security in an amount that the court considers proper to pay the costs and damages sustained by any party found to have been wrongfully enjoined or restrained.” The court should set bonds “at or near the full amount of the potential harm to the non-moving parties,” here for the full amount of the tender offer, i.e., approximately $206,424,065.25. In re Adelphia Commc’ns Corp., 361 B.R. 337, 368 (S.D.N.Y.) appeal dismissed, 367 B.R. 84 and 371 B.R. 66 (2007) (granting bond of $1.3 billion and noting that significant bonds in the tender offer context where “the financial risks justified bonds of that size”). Such protection is particularly warranted here, as an individual shareholder of a tiny fraction of a company seeks to enjoin a transaction that has enormous consequences for Biwater and the other shareholders.

CONCLUSION

For all the foregoing reasons, this Court should deny in its entirety Mr. Stevens’ Motion for a Temporary Restraining Order, as well as his Motion for Expedited Discovery and Setting a Hearing on Plaintiffs Motion for a Preliminary Injunction.18

Dated: New York, New York

   June 17, 2010

Respectfully submitted,

William E. Wallace III
Anthony M. Candido
Laura J. McLaren
CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Tel: 212-878-8000
Fax: 212-878-8375

Attorneys for Defendants
Sembcorp Utilities Pte Ltd.

[18]

If this Court were to order discovery in advance of a preliminary injunction hearing (and it should not), the discovery sought by Mr. Stevens is irrelevant and wildly overbroad with respect to his claim. Rather than simply seeking the information allegedly not disclosed — which is all Mr. Stevens’ claim is about — Mr. Stevens broadly requests information going to the “fairness” of the tender offer (e.g., all board minutes, all documents about the valuation of the Company etc.). But Mr. Stevens has no claim as to the terms of the tender offer itself, and discovery designed to delve into whether it is a good deal or not from Mr. Stevens’ point of view is not reasonable or relevant. In any event, discovery is not appropriate because, Sembcorp has not even been served and if Mr. Stevens does properly serve the Complaint, Sembcorp will promptly move to dismiss and discovery will be stayed under the PLSRA, 15 U.S.C § 78u-4(b)(3)(B). See, e.g., In re Countrywide Financial Corp. Deriv. Litig., 542 F. Supp. 2d 1160, 1178-79 (C.D. Cal. 2008).